Filed by Nuveen Investment Trust (Commission File No. 333-218044)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Funds, Inc. (Commission File No. 811-05309)

NUVEEN LARGE CAP GROWTH OPPORTUNITIES FUND

Shareholder Meeting – August 18, 2017

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. Unless a sufficient number of shareholders vote by August 18, 2017, the date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal without adjourning the shareholder meeting to a later date, and possibly incuring additional proxy solicitation costs. The Shareholder Meeting will convene on August 18, 2017 at 11:00 a.m. Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF DIRECTORS RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

THE PROPOSAL HAS THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposal was reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposal contained in the Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/.

As part of its ongoing review of the products it offers, Nuveen Fund Advisors, LLC (the “Adviser”), Nuveen Large Cap Growth Fund’s (the “Acquiring Fund”) and Nuveen Large Cap Growth Opportunities Fund’s (the “Target Fund”) investment adviser, proposed the reorganization of the Target Fund into the Acquring Fund (the “Reorganization”) due to the similar strategies of the Funds and the operating cost savings and efficiencies expected to result from the Reorganization. The Adviser and the Board believe that the combined fund will recognize operating cost savings and operational efficiencies because the fixed costs involved with operating a fund will be spread across a larger asset base following the Reorganization, and the need to provide certain duplicative services to separate stand-alone funds will be eliminated. This is expected to result in a slight decrease in total annual operating expenses for shareholders of the Target Fund following the Reorganization. In addition, the Acquiring Fund’s expense cap following the Reorganization, which will be in effect though July 31, 2019, will insult in lower net annual operating expenses for shareholders of the Target Fund.

1.	VOTE ONLINE - Log on to the website listed on the enclosed proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card, then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-434-7510 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and on Saturday from 12:00 p.m. to 6:00 p.m. Eastern Time.

Thank you for your prompt attention to this matter.